May 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Asia-Timmons Pierce

Jay Ingram

Re:	QuantumScape Corporation

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed May 10, 2021

File No. 333-251433

Ladies and Gentlemen:

On behalf of our client, QuantumScape Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 14, 2021 (the “Comment Letter”), relating to the above referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on May 10, 2021 (“Amendment No. 2”) to amend the Registration Statement (as defined below).

On December 17, 2020, the Company filed the Registration Statement on Form S-1 (the “Original Registration Statement”). The Original Registration Statement, as amended, was declared effective on December 31, 2020. On March 4, 2021, the Company filed Post-Effective Amendment No. 1 to the Original Registration Statement (as amended, the “Registration Statement”). The Registration Statement, as amended, was declared effective on March 8, 2021.

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting via EDGAR this letter and a Post-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 3.

Securities and Exchange Commission

Post-Effective Amendment No. 2 to Form S-1

General

1.

We note that the Form S-1 declared effective on December 31, 2020 registered the offer and sale of 306,053,642 shares of Class A Common Stock and that you seek to now register the offer and sale of an additional 15,221,334 Class A common shares via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation 210.01.

The Company respectfully advises the Staff that it has revised its disclosure to remove the registration of these additional 15,221,334 shares of Class A Common Stock (the “Additional Shares”) from the Registration Statement to address the Staff’s comment.

The Company has further revised its disclosure to include financial information for the three months ended March 31, 2021 and to make related updates.

As a result of the above revisions, the Company has updated its disclosure on pages 4, 5, 15, 31, 35, 38, 39, 42 through 47, 50, 60, 61, 66, 108, 109, 114, 120, 132, 134, F-1, F-38 through F-62, II-3, II-6 and II-9.

* * * *

Securities and Exchange Commission

Please direct any questions regarding the Company’s responses or the Amendment No. 3 to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark Baudler

Mark Baudler

cc:	Jagdeep Singh, QuantumScape Corporation

Michael McCarthy, QuantumScape Corporation

Michael Danaher, Wilson Sonsini Goodrich & Rosati, P.C.

Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.